Mail Stop 3561

August 17, 2009

David Berman
Chief Executive Officer
Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, NY 10010

> **Re:** **Stadium Entertainment Holding Corp.**
> **Form 1-A Amendment No. 3**
> **Filed on July 22, 2009**
> **File No. 024-10240**

Dear Mr. Berman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment two of our letter dated June 19, 2009, and we reissue the comment in part. Please provide further details of the conversion feature of these loans into common stock and your plans to potentially extinguish one or more of your loans in exchange for common stock from this offering. For example, it is unclear if the debt will be extinguished for the same offering price offered to public investors or if they will receive a discount. In addition, you should provide a more detailed discussion of this part of the offering. For example, the cover page should clearly state the amount of debt that may be

forgiven and the table reflecting proceeds to the company should be revised, and the use of proceeds section should be revised.

Part I – Notifications, page i

Item 4. Jurisdictions in Which Securities are to be Offered, page v

2.   We note your response to comment six of our letter dated June 19, 2009, and we reissue it. Item 4(b) requires disclosure of the method by which the securities are to be offered. Please disclose whether you will rely upon an exemption under state securities laws or will register your offering with state authorities.

Part II – Offering Circular

Risk Factors, page 3

3.   We note your response to comments nine and 22 of our letter dated June 19, 2009 and we reissue these comments. Your response letter indicates that you expect to generate revenues in excess of $1,000,000 during the next 12 months, expect to receive a $100,000 advance from EMI, your costs for your subsequent releases will be much lower than for True to the Game – Volume I, you will operate more efficiently, and believe that you will generate revenues from distribution services for independent record companies. Please provide us with the basis for these assumptions or expectations. Given the modest sales of your only existing product, your large operating losses sustained since operations began, your lack of operating history for your distribution services division, and your limited overall operating history, it appears much of your assumptions or expectations are speculative.   Please revise your risk factors and plan of operations sections accordingly, in particular that cash generated from current operations may not be sufficient to fund future projects. We refer you to Item 10(b) of Regulation S-K for a discussion of the Commission's policy on projections.

Dilution, page 8

4.   We have reviewed your revised dilution table, noting your expected dilution to new investors under the minimum and maximum offerings. It appears that as a result of your adjustments to the March 31, 2009 financial statements (i.e. recording a full valuation allowance on your deferred tax asset), that your net tangible book value per share should be ($.02) versus ($.01). This change would impact your other disclosed amounts in this section and the last risk factor on page 6. Please revise or advise.

Use of Proceeds to Issuer, page 9

5.   Please add to the use of proceeds table a column disclosing the use of proceeds if you raise an amount between the minimum and maximum.

6.   We note your response to comment 13 of our letter dated June 19, 2009, and we reissue it. It appears that your $300,000 in loans to three investors maybe extinguished in exchange for shares in this offering.   If this occurred, the proceeds of this offering would reduced by the amount forgiven in exchange for shares issued. Accordingly, please add disclosure about these loans in this section.

7.   We note your response to comment 14 of our letter dated June 19, 2009, and we reissue it in part. Please clarify what products are represented by the Product Acquisition Costs figure. Also, please clarify how the company plans to use its working capital should it raise its maximum offering amount, as there is a big disparity in the uses of proceeds for working capital compared to if only the minimum amount is raised. To the extent that working capital may be used to pay the salaries or other fees to officers and/or directors, provide clear disclosure. State the specific amount that may be paid to each individual.

8.   We reissue comment 15 of our letter dated June 19, 2009. We note the statement that the amounts set forth in the table are estimates and that the actual allocation of funds may vary. We direct your attention to Instruction 6 to Item 5 of Model B, which indicates that the company may reserve the right to change the use of proceeds provided that the reservation is due to contingencies which are adequately disclosed. To the extent that you reserve the right to change the use of proceeds, clearly state the contingencies and how the use of proceeds will be altered.

Description of Business, page 10

9.   We note your response to comment 16 of our letter dated June 19, 2009, and we reissue it in part. Please clarify why your projected expenses for True to the Game Volume II and your Country Compilation are significantly lower than True to the Game Volume I.

10.   Please revise your Description of Business section and other appropriate areas of your Offering Circular once the final terms of your Country Compilation agreement is finalized. You should file this agreement as an exhibit and provide similar disclosure for this product as you provide for True to the Game Volume I. We may have further comment. In addition, we note that you expect to enter into a formal agreement with Fisher House Foundation in July 2009. Please disclose the material terms of this agreement and file as an exhibit.

11.   We reissue comment 18 of our letter dated June 19, 2009. We note your
        disclosure that you expect to continue all of your marketing programs regardless
        of the amount raised in this offering. Please explain the basis, given the limited
        funding allocated for marketing and the True to the Game Volume II and the
        Country Compilation that will rely upon the proceeds from this offering.

12.   We note that your response to comment 19 of our letter dated June 19, 2009, and
        we reissue it in part. Please disclose under what circumstances and the likelihood
        that the artists' record companies will force you to forfeit your rights to the master
        recordings that you own a partial interest for True to the Game Volume I. Add a
        risk factor as appropriate.

13.   Please complete the last sentence of the first paragraph in your "Revenue
        Streams" section on page 19.

Plan of Distribution, page 27

14.   We reissue comment 26 of our letter dated June 19, 2009. We note the disclosure
        that you may at your discretion permit a smaller purchase amount than the
        minimum purchase. Please provide the specific criteria that will be used to
        determine whether the minimum purchase will not apply to some purchasers and
        the basis for allowing a different minimum purchase for different investors.

Part F/S – Financial Statements

Stadium Entertainment Holdings, Corp.

Financial Statements for the Period Ended March 31, 2009

General

15.   We note that you have revised your financial statements to correct an error related
        to deferred tax assets. Accordingly, please revise to prominently indicate that
        your financial statements have been restated and provide disclosures required by
        paragraph 26 of SFAS 154.

Notes to the Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, F-15

16.   We have reviewed your response to our prior comment 34. We note your
        disclosure that management estimates returns based on historical trends, economic
        trends, changes in demand and customer acceptance, but it appears your reserve is

based on the contractual amount required by EMI. Considering that you began shipping CD's and recognizing revenue in March 2009, please tell us how you have the ability to make a reasonable estimate of product returns based on less than one month of experience. In your response, please provide a detailed analysis for each of the factors in paragraph 8 of SFAS 48.

6. Common Stock, F-19

17.   We note your disclosure here regarding the share issuances to founders and shareholders of Stadium Entertainment Corp. Tell us how the timelines reflected here are consistent with the transaction itself. We note that 75 million shares were issued to effect the recapitalization transaction on January 1, 2009, not December 31, 2008 or January 1, 2008. Please advise or revise.

Stadium Entertainment Corporation

General

18.   We note that you have revised your financial statements to correct an error related to deferred tax assets. Accordingly, please revise to prominently indicate that your financial statements have been restated and provide disclosures required by paragraph 26 of SFAS 154.

Statement of Stockholders' Equity, F-13

19.   Tell us why you have reflected the recapitalization transaction as if it occurred on December 31, 2008 versus January 1, 2009. It appears these adjustments (i.e. adjustment to additional paid-in capital, issuance of 25 million shares, etc.) should not be reflected in the period ended December 31, 2008.

Exhibits

20.   We note that you have requested confidential treatment for exhibit 10.21. We are unable to locate the request for confidential treatment for this exhibit. Please file the request as soon as possible.

Closing Comments

As appropriate, please amend your offering statement in response to the comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact William Kearns, the primary accounting examiner for this filing, at (202) 551-3727 or Brian Bhandari, Accounting Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, the primary legal examiner for this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Philip D. Forlenza, Esq.
        Fax (732) 224-6599